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                              May 24, 2024

       Graham Tuckwell
       Founder and Executive Chairman
       ETFS Capital Limited
       15 Rathbone Place
       London W1T 1HU
       United Kingdom

                                                        Re: ETFS Capital
Limited
                                                            WisdomTree, Inc.
                                                            DFAN filed May 21,
2024 by ETFS Capital Limited and Graham Tuckwell
                                                            File No. 001-10932

       Dear Graham Tuckwell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       DFAN filed on May 21, 2024

       Investor Presentation attached as Exhibit 1

   1. We note your statement on slide 10 that "[a]ccording to publicly available information,
                                                        WisdomTree has spent
$10 million over the last two years by its own calculations on
                                                        proxy fights.    Please
supplementally provide more specific supporting data to allow stockholders to
identify supporting source materials. In future soliciting materials, provide such support where
these statements are made.
   2. We note that slide 17 compares revenue and adjusted operating margin but does not disclose the applicable
adjustments and includes "ETFS estimates" as a source for the information. Please
clarify the adjustments made and, consistent with previous
                                                        comments, ensure that
you provide specific cites supporting disclosure of all figures and assertions of value.
 Graham Tuckwell
ETFS Capital Limited
May 24, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
(202) 551-3263.



FirstName LastNameGraham Tuckwell                           Sincerely,
Comapany NameETFS Capital Limited
                                                            Division of
Corporation Finance
May 24, 2024 Page 2                                         Office of Mergers &
Acquisitions
FirstName LastName